May 18, 2010	David Polgreen Direct Phone: 612-672-8388 Direct Fax:612-642-8388 David.Polgreen@maslon.com

Via EDGAR & Federal Express

John Stickel

Attorney Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                              ante5, Inc.

Registration Statement on Form 10

Filed April 23, 2010

File No. 000-53952

Dear Mr. Stickel:

This letter will respond on behalf of the Company to your comment letter dated May 14, 2010 (the “Comment Letter”) with respect to the Registration Statement on Form 10 filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 23, 2010 (the “Registration Statement”).  To facilitate your review, we have included in this letter your original comment (in bold) followed by our response. In addition, a copy of your letter is attached.  Also enclosed you will find one clean copy of Amendment No. 1 to the subject Registration Statement (“Amendment No. 1”), which has been filed with the Commission, and two copies of Amendment No. 1 that are marked to indicate changes from the initial Registration Statement.

General

1.             Please tell us the exemption from registration relied upon in completing the referenced Plains Energy acquisition.

Please note that the Registration Statement was filed on behalf of the Company, as opposed to ante4, Inc. (now known as Voyager Oil & Gas, Inc. (“Parent”)), the company that merged with and into Plains Energy Investments, Inc. (“Plains”).  However, upon information and belief, Parent relied on the “safe harbor” provided by

Rule 506 of Regulation D of the Securities Act of 1933, as amended (the “Act”) for the private offering exemption described in Section 4(2) of the Act.  All of the shareholders of Plains were accredited investors, except for two shareholders who, although they were unaccredited, were sophisticated and had sufficient knowledge and experience in financial and business matters to make them capable of evaluating the merits and risks of entering into a merger transaction with Parent.

Letter to ante5, Inc. shareholders

2.             Please remove any suggestion that you will become a “publicly traded” company immediately after the spin-off, as you will merely be a publicly reporting company at that time.

The requested change has been made to Amendment No. 1.

3.             Please emphasize in the first bullet point that since shareholder will not have access to information about Peerless and its parent’s financial results and prospects, they can have no assurance that the $3 million three-year obligation will be met.

The requested change has been made to Amendment No. 1.

4.             Revise it indicate under the bullet points that you presently appear to have a negative cash balance due to your $500,000 obligation to ante4, Inc., and that you have had operating losses for the last 2 fiscal periods, quantifying those losses.

The requested change has been made to Amendment No. 1.  We have also added additional information to reflect anticipated future sources of cash that we plan to have available to the Company.

What will happen to ante4 stock options, page 3

5.             We note your disclosure that the adjusted and substitute options will have terms and conditions that will be “generally” intended to preserve the intrinsic value of the original option and be “generally” the same as those of the original options.  Please confirm that there will be no material differences between the original options and the adjusted and substitute options, or revise to disclose such differences.

We can confirm that there will be no material differences between the terms of the original options and the adjusted and substitute options.

Summary, page 4

6.             Please treat your summary and Q&A sections as one section and remove repetition.

The requested changes have been made to Amendment No. 1.

7.             Please disclose that after this spin-off you will constitute a development stage company.

The requested change has been made to Amendment No. 1.

8.             Please include a brief description of the BDO Valuation Advisors, LLC valuation of the royalty stream.

The requested change has been made to Amendment No. 1.

Business, page 8

9.             Explain the business purpose behind retaining certain royalty rights in various shows.  Explain your intent to “monetize” these assets.  Do you plan to develop the ante5 business further or simply collect royalties and litigation proceeds?

The Company did not retain any royalty rights in the WPT television shows.  The royalty rights relate to revenues generated by Peerless Media Ltd., a subsidiary of PartyGaming PLC (“Party”), via the use of the WPT assets in the operation of their online gaming business.  Although we do plan to collect royalties and litigation proceeds, our relationships with our business partners will need to be maintained and managed to ensure maximum return for our shareholders.  We have added information to the Summary to better explain those business plans.

10.          Revise significantly to remove lengthy descriptions of WPT and its businesses since you no longer own those.  A short summary should suffice.  If your business is limited to royalty collections, provide descriptions of the royalty agreements.

We have significantly reduced the amount of information in the Business Section in response to this comment, since we believe the initial summary of the WPT business and its former business segments is sufficient information for investors.

11.          We note from your disclosure on page 9 that interest in various operations were excluded from the Party Transaction and continue to be part of your business, but that receivables from Centaurus Games discussed on page 12 were transferred to Party.  Please explain to use the reason for the different treatment of these assets.

We did not retain any assets related to Centaurus Games, as that relationship was transferred to Party in connection with the Party Transaction.  The outstanding receivable was treated differently from other receivables (in that ante4 did not retain such receivable) due to the doubtfulness of recovery of that receivable.  Therefore, as part of the negotiations with Party in connection with the Party Transaction, we agreed to transfer that receivable to Party, since they had in essence purchased the relationship with Centaurus Games via the Party Transaction, and had the time and means to pursue the receivable as they saw fit.

12.          Please revise to remove the marketing language from this section, including your references to ClubWPT.com as “innovative” on pages 9 and 12, to the “prestigious” casinos and poker rooms hosing WPT tournaments on page 10, and to the “innovative” sports-style production of your footage on page 10.

In response to Comment #10 above, we have eliminated the above language.

13.          Please also provide support for your claim on page 13 that Bluff Magazine is the “world’s most widely distributed” poker magazine or remove this assertion.

In response to Comment #10 above, we have eliminated the above language.

Risk Factors, page 16

14.          Please include a separate risk factor that discusses how current market conditions are expected to impact the monetization of your assets.

We have added the requested risk factor.

15.          Please include a risk factor to discuss your reliance on a single full-time officer and the risks inherent in the loss of this officer.  Please also discuss the fact that Mr. Lipscomb’s compensation has not yet been determined.  Please also disclose that there are no independent directors.

We have added the requested risk factor.  In addition, Mr. Lipscomb’s compensation has since been determined, and that information has been added in the “Executive Compensation” section of the Registration Statement as well.

16.          Include a risk factor addressing the added costs of being a public company and quantify those expected costs.

We have added the requested risk factor.

The valuation of the Royalty Stream is based on assumptions, page 16

17.          Consistent with your disclosure on page 21, please disclose here and in the forepart of your Q&A or summary section that Plains Energy was not willing to ascribe any value to the Ante5 Assets in negotiating the terms of the Merger.

The requested changes have been made to Amendment No. 1.

The Spin-Off

18.          Based upon your current description of the liabilities you acquired from ante4, it is difficult to gauge whether you will be required to pay some, most or all of your liability cap to ante4.  Please revise to clarify this point to the extent possible.

We currently believe that there will be no indemnification payments made pursuant to our indemnification obligations to ante4.  The purpose of the indemnification obligation only relates to a general concern for unknown liabilities, there was no specific issue or claim outstanding that gave rise to the indemnification obligation.  However, we would rather not make that disclosure in the information statement, to avoid investor claims in the event a payment must be made in the future.

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 26

19.          Please revise your disclosure on page 27 to remove the language that your disclosure is “for general information only.”

The requested change has been made to Amendment No. 1.

Private Securities Litigation Reform Act, page 38

20.          Please revise to remove your reference to the Private Securities Litigation Reform Act as it does not apply to you.

The requested change has been made to Amendment No. 1.

Management, page 39

21.          Please disclose the specific positions held by Mr. Simonelli at Business.com, PeopleMover, The Walt Disney Company, and Citicorp, or remove your reference to these various senior finance and operational roles.

That information has been removed, since it has since been determined that Mr. Simonelli will not serve as the Chief Financial Officer of the Company.  The Company’s Chief Executive Officer, Steve Lipscomb, will also serve as Chief Financial Officer.  Mr. Lipscomb will be assisted in  financial, auditing and bookkeeping functions by KSNE2 Enterprises, LLC, a financial services consulting firm.

22.          Please remove the reference to Deloitte & Touche as one of the world’s largest and well-known accounting firms, as we view this as inappropriate marketing language.

As discussed in the response to Comment #21 above, that information has been removed.

Certain Relationships and Related Transactions, page 40

23.          We note your disclosure on page 14 related to the brand license agreement with your majority shareholder, Lakes Entertainment, Inc.  Please discuss the nature of this transaction or tell us why it is not necessary.

Lakes Entertainment, Inc. distributed all the shares it held in ante4 to its shareholders via a dividend in November 2008, and as a result, was no longer a majority shareholder of ante4 as of that time.  Furthermore, that license agreement was transferred to Party as part of the Party Transaction, and is no longer an agreement or obligation of ante4.

Please contact the undersigned at (612) 672-8388 or Martin Rosenbaum at (612) 672-8326 of Maslon Edelman Borman & Brand, LLP, if you have any questions with respect to this response letter or Amendment No. 1.

Very truly yours,

/S/ David J. Polgreen
David J. Polgreen, Esq.

DJP/vld

Enclosures

cc:  Steve Lipscomb